Network-1 Security Solutions, Inc.

445 Park Avenue, Suite 1028

New York, New York 10022

December 21, 2005

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E. (Mailroom 4561)

Washington, DC 20549

Attn: Maryse Mills-Apenteng

Re:	Network-1 Security Solutions, Inc.
Amendment No. 2 on Forms S-2

to Form S-3 Registration Statement

File No. 126013___________________

Dear Ms. Apenteng:

We hereby request that the effective date for the Registration Statement referred to above be accelerated so that such Registration Statement will become effective at 4:00 p.m. EST time on December 22, 2005 or as soon thereafter as practicable.

Very truly yours,

Network-1 Security Solutions, Inc.

December 21, 2005	By:	/s/ Corey M. Horowitz
Corey M. Horowitz
Chairman and Chief Executive Officer